

August 22, 2012

Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036-6797

>Re: KKR Alternative Corporate Opportunities Fund ("Master Fund")
>File Nos. 811-22721 & 333-182744
>
>KKR Alternative Corporate Opportunities Fund P ("Feeder Fund" or "Fund")
>File Nos. 811-22722 & 333-182745

Dear Mr. Horowitz:

On July 19, 2012, you filed registration statements on Form N-2 for the Master and Feeder Funds above. We have reviewed the registration statements. Given that the disclosure is substantially the same for the two registration statements, our comments are based on the registration statement for the Feeder Fund and are equally applicable to the Master Fund, unless otherwise noted. We have generally used the terms and captions used in the registration statement.

PROSPECTUS:

Cover Page

1.   The paragraph captioned "No Prior History" states that the Distributor will offer shares on a best efforts basis. Please provide the pricing table specified for best efforts offerings in Instruction 5 to Item 1.g of Form N-2.

Summary of Terms — Investment Strategies — *Investment Types* (page 3)

2.   Please include in this section a description of any strategy or policy with respect to the maturity of the fixed income securities the Fund may purchase.

3.   This section states that the Fund may engage in short selling. Please confirm that the line item in the fee table for "Other Expenses" includes an estimate of dividends paid on short sales. *See* AICPA Audit & Accounting Guide: Investment Companies ¶ 7.101(j) (May 1, 2011).

4.   This section states that the Fund may invest in various types of derivatives. Please explain to us how the Fund will value derivatives for purposes of (i) calculating net assets, and

(ii) calculating the amount of Managed Assets, on which the Adviser charges its Management Fee. Please provide in your response letter an affirmative statement that the Fund will not use notional value of its derivative investments for purposes of determining net assets and Managed Assets.

Summary of Terms — Borrowings (page 4)

5.   Footnote ** to the fee table indicates that the Fund intends to use leverage in an amount equal to 33 1/3 % of the Fund's total assets. Please provide an estimate of the amount of borrowings the Fund expects to use in this section, expressed as a percentage of total assets and as a percentage of net assets.

Summary of Fees and Expenses (page 14)

6.   Footnote **** to the fee table indicates that the Fund has contractually agreed to waive and/or reimburse certain Fund expenses. Please ensure that the contractual waiver will be in place for at least one year from the date of effectiveness and that the expense limitation agreement is filed as an exhibit to the registration statement.

Conflicts of Interest (page 44)

7.   The first paragraph of this section states that the Adviser manages certain accounts that pay the Adviser higher fees than the Fund pays and that the Adviser has an incentive to favor these accounts over the Fund. Please make clear in this section that the Adviser is aware of its fiduciary duty to act in the best interest of the Fund.

Quarterly Repurchases of Shares — Repurchase Procedures (page 48)

8.   This section states that the Fund intends to offer to repurchase Shares from Shareholders on a quarterly basis. Please make clear that the determination to repurchase Shares is within the Board's discretion and that the there are no assurances that the Board will conduct quarterly repurchases.

9.   This section states that promptly after the Expiration Date the Fund will give to each Shareholder whose Shares have been accepted for repurchase a non-interest bearing promissory note. An initial payment under the promissory note will be made within 30 days after the Valuation Date. A second and final payment under the promissory note will be made promptly after completion of the audit of the financial statements, which will be completed within 60 days after the end of the Fund's fiscal year. Please explain to us how this payment procedure is consistent with Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, which requires an issuer making a tender offer to pay the consideration offered promptly after the expiration of a tender offer.

STATEMENT OF ADDITIONAL INFORMATION:

Investment Objective, Policies and Risks — Derivatives — *Swap Agreements Risk* **(page B-18)**

10.   This section states that the Fund may enter into swap agreements and further explains, in the fourth paragraph, that the Fund will segregate assets to cover its obligations under a swap agreement. Disclosure on page 29 of the prospectus states that the Fund may enter into credit default swaps and total returns swaps. Please disclose in this section that when the Fund is a protection seller under a credit default swap or engages in a total return swap agreement the Fund will segregate assets equal to the full notional amount of the swap agreement.

Fund Investment Policies (page B-21)

11.   Investment Restriction 3 provides that the Fund may not invest more than 25% of the value of its assets in any industry or group of related industries, "except (a) securities issued or guaranteed by the U.S. Government and its agencies and instrumentalities or securities of state and municipal governments or their political subdivisions (however, not including private purpose industrial development bonds issued on behalf of non-government issuers)." Please insert the term "tax-exempt" before "securities of state and municipal governments." *See* Investment Company Act Release No. 9785 (May 31, 1977). Please also make clear, either in the investment restriction or in another appropriate location, that private purpose industrial development bonds issued on behalf of non-governmental issuers will be subject to the 25% limitation.

12.   Investment Restriction 3 also provides that investments in loan participations will be considered to be investments in the securities or obligations of the issuer of the loan to which the participations relate. Please revise the investment restriction to provide that an investments in loan participations will also be considered to be issued by the financial institution issuing the participation interests.

GENERAL COMMENTS:

13.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements.

14.   We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

15.   If you intend to omit certain information from the form of prospectus included with the registration statements that is declared effective, in reliance on Rule 430A under the Securities

Act of 1933, please identify the omitted information to us, preferably before filing the final pre-effective amendments.

16.   Responses to this letter should be in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

17.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Funds and their management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statements, they should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel